1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001

Sofia A. Rosala

Associate

215.963.5701

September 26, 2008

Sheila Stout

Division of Investment Company Regulation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

RE:                              Response letter to comments on SEI Institutional Investments Trust Post-Effective Amendment

Dear Ms. Stout:

Set forth below are your comments, and our responses to those comments, on the SEI Institutional Investments Trust (the “Trust”) Post-Effective Amendment No. 37 filed under the Securities Act of 1933, as amended and the Investment Company Act of 1940, as amended (the “1940 Act”), respectively, for purposes of adding new disclosures related to the investments of each fund of the Trust.  Both the comments and responses are based on the Prospectus and Statement of Additional Information (“SAI”), which were filed with the Securities and Exchange Commission (“SEC”) on August 1, 2008.

PROSPECTUS:

1.                                      Comment: Under the “Investment Strategy” section of the Large Cap Fund, please explain the basis for the Fund investing primarily in common stocks of U.S. companies with market capitalizations of more than $1 billion at the time of purchase.

                                                Response:  SIMC believes that a $1 billion market capitalization requirement for the stocks in which the Fund will invest is appropriate for this fund and consistent with the requirements of Rule 35d-1 under the 1940 Act.

2.                                      Comment:  Under the “Investment Strategy” section of the Large Cap Fund, please explain and expand on the meaning of “portions” in the following sentence: “The Fund uses a multi-manager approach, relying on a number of Sub-Advisers with differing investment philosophies and strategies to manage portions of the Fund’s portfolio under the general supervision of SIMC.”

Response:  SIMC oversees a network of sub-advisers who invest the Funds’ assets in distinct segments of the market or classes represented by each Fund.  The sub-advisers are deliberately selected by SIMC because each adheres to a distinct investment discipline, with the goal of providing greater consistency and predictability of results, as well as broader diversification of risk across and within asset classes.

3.                                      Comment:  Under the “Investment Strategy” section of the Large Cap Fund, what is meant by “basket of securities” in the following sentence: “These securities may include common stocks, preferred stocks, warrants and derivative instruments whose value is based on an underlying equity security or basket of equity securities?”

                                                Response:  Derivatives are instruments that derive their value from an underlying security, financial asset or an index. Examples of derivative instruments include futures contracts, options, forward contracts and swaps.

4.                                      Comment:  A risk of investing in ETFs is identified as a principal risk for the Large Cap Fund.  However, investments in ETFs are not identified as a principal investment strategy.  If it is a principal investment strategy, please state to that effect in the “Investment Strategy” section.

                                                Response:  We have complied with this request and have identified investment in ETFs as a principal investment strategy for the Large Cap Fund.

5.                                      Comment:  Under the ETF discussion for the Large Cap Fund, please change the sentence that says, “ETFs, like mutual funds…” to “ETFs, as mutual funds….”

                                                Response:  We have not complied with this request, as we believe that not all ETFs are organized as mutual funds.

6.                                      Comment:  Under the “Performance Information” section for the Funds, please state the average annual returns after taxes on distributions and average annual return after taxes on distributions and redemptions.

                                                Response: We have complied with this request and have included the average annual returns after taxes on distributions and average annual return after taxes on distributions and sale of fund shares in the Average Annual Returns tables for the Funds.

7.                                      Comment:  In the “Acquired Fund Fees and Expenses” disclosure for the Large Cap Fund, do not include a separate line item for these fees if they are less than one basis point.  These fees and expenses can be included under the sub-caption “Other Expenses.”

Response:  We have complied with this request.

8.                                      Comment:  Under the “Principal Investment Strategy” for the Large Cap Diversified Alpha Fund, the statement that “…the Fund invests in large cap stocks and other equity securities” is broad.

                                                Response:  SIMC believes this is an appropriate strategy for the Fund, and any changes to the Principal Investment Strategy would have to be approved by the Fund’s shareholders.

9.                                      Comment:  Under the “Investment Strategy” section, the following statement is broad: “Under normal circumstances, the Large Cap Diversified Alpha Fund will invest at least 80% of its net assets in equity securities of large companies or in portfolio strategies designed to correlate to a portfolio composed of large cap equity securities.”  Please expand upon and explain further the types of securities and when the Fund would invest in these types of securities.

                                                Response:  As stated in the “Investment Strategy” section, “certain Sub-Advisers use portfolio strategies that are designed to correlate with a portfolio of large cap equity securities, but which are composed of derivative instruments backed by other types of securities.”  “Other types of securities” include U.S. and foreign corporate and fixed income securities.  The types of such fixed income securities are described in the same section, which includes mortgage-backed or other asset-backed securities, securities rated below the fourth highest rating category by an NRSRO (junk bonds) and repurchase or reverse repurchase agreements.

10.                                Comment:  Under the “Investment Strategy” section of the Large Cap Diversified Alpha Fund, in the sentence that says, “This allocation among investment strategies…” how does this fund have different investment strategies?

                                                Response:  As stated in the “Investment Strategy” section of the Fund, the allocation among other investment strategies aims to diversify the sources from which Sub-Advisers seek to achieve excess returns (i.e., returns in excess of a benchmark index or “alpha”), and thereby diversify the relative risk of the Fund.

11.                                Comment: Under the “Investment Strategy” section of the Large Cap Diversified Alpha Fund, please identify the benchmark.  Is the Russell 1000 Index the Fund’s benchmark?  If so, please identify this as the benchmark and remove the last sentence of the first paragraph that states, “The Fund seeks to exceed the total return of the Russell 1000 Index.”

Response:  We have complied with your request and have identified the Russell 1000 Index as the Fund’s benchmark.

12.                                Comment:  Under the “Investment Strategy” section of the Large Cap Diversified Alpha Fund, expand on the statement “other types of securities” in the following sentence: “Certain Sub-Advisers use portfolio strategies that are designed to correlate with a portfolio of large cap equity securities, but which are composed of derivative instruments backed by other types of securities.”

Response:  Derivatives are instruments that derive their value from an underlying security, financial asset or an index. Examples of derivative instruments include futures contracts, options, forward contracts and swaps.

13.                                Comment:  A risk of investing in junk bonds is identified as a principal risk for the Large Cap Diversified Alpha Fund and International Equity Fund.  However, investments in junk bonds are not identified as a principal investment strategy.  If it is a principal investment strategy for the Funds, please state to that effect in the “Investment Strategy” section.

                                                Response: Under the “Investment Strategy” section for the Large Cap Diversified Alpha Fund and International Equity Funds, the disclosure states that, “Pursuant to a derivatives strategy, the Fund may invest in U.S. and foreign corporate and government fixed income securities of different types and maturities, including mortgage-backed or other asset-backed securities rated below the fourth highest rating category by an NRSRO (junk bonds)….”

14.                                Comment:  Under the “Fund Fees and Expenses” section for the Large Cap Diversified Alpha Fund, why is there a separate line item in the “Total Annual Fund Operating Expenses” for total expenses “excluding Short Sale Expenses”?  The interest and dividends expenses associated with securities sold short are already included in the footnote to the “Annual Fund Operating Expenses” table.

Response:  The Fund has chosen to show this additional disclosure to clarify the total operating expenses for the Fund.

15.                                Comment:  Under the “Investment Strategy” section for the Large Cap Disciplined Equity Fund, please explain and expand on “equity securities or basket of equity securities” in the following sentence: “These securities may include common stocks, preferred stocks, warrants, ETFs based on a large cap equity index and derivative instruments whose value is based on an underlying equity security or basket of equity securities.”

Response:  “Equity securities or basket of equity securities” include investments in U.S. and foreign markets, including emerging markets, corporate and government fixed income securities of different types and maturities, including mortgage-backed or other asset-backed securities, securities rated below investment grade (junk bonds), and repurchase or reverse repurchase agreements.

They may also include buying and selling currencies for hedging or for speculative purposes.

16.                                Comment:  Under the “Fund Fees and Expenses” section for the Large Cap Disciplined Equity Fund, why is there a separate line item in the “Total Annual Fund Operating Expenses” for total expenses “excluding Reverse Repurchase Expenses”?  The interest expenses associated with reverse repurchase agreements are already included in the footnote to the “Annual Fund Operating Expenses” table and to have the separate line item seems duplicative.

Response:  The Fund has chosen to show this additional disclosure to clarify the total operating expenses for the Fund.

17.                                Comment:  Under the “Investment Strategy” section for the Large Cap Index Fund, please give an example of “extraordinary events” that would result in a Sub-Adviser selling an investment.

Response:  We have complied with this request. Accordingly, we have revised this sentence to read as follows: “However, the Fund’s Sub-Adviser may sell an investment if the merit of the investment has been substantially impaired by extraordinary events, such as fraud or a material adverse change in an issuer, or adverse financial conditions.”

18.                                Comment:  For the International Equity Fund, World Equity Ex-US Fund and Screened World Equity Ex-US Fund, please explain how it is determined that a security is “international” and “foreign.”  Is the test for “foreign securities” domicile or revenue?  The standard is that 40% of the fund is in foreign securities.

Response:  For the International Equity Fund, World Equity Ex-US Fund and Screened World Equity Ex-US Fund, it is expected that each of the Funds will invest at least 40% of its assets in companies domiciled in foreign countries.  The disclosure for these Funds has been revised to reflect this fact.

19.                                Comment:  Please identify the benchmark for the International Equity Fund, World Equity Ex-US Fund, Screened World Equity Ex-US Fund, Global Equity Fund and Global Managed Volatility Fund.

Response:  The Global Equity and Global Managed Volatility Funds are not benchmarked against a specific index but focus on absolute return and a risk profile similar to the international equity market.  The International Equity Fund seeks to exceed the return of the Morgan Stanley Capital International (MSCI) EAFE Index.  The World Equity Ex-US Fund seeks to exceed the return of the Morgan Stanley Capital International All Country World Ex-US Index (net of dividends).  The Screened World Equity Ex-US Fund seeks to exceed the return of the Morgan Stanley Capital International All Country World Ex-US Index (net of dividends), customized to reflect the exclusion of those companies that do not meet the Fund’s social investment criteria.  The disclosure for these Funds has been modified to include the index in the first paragraph of the “Investment Strategy” section, rather than in the last paragraph of the “Investment Strategy” section as originally indicated.

20.                                Comment:  Under the “Investment Strategy” section for the International Equity Fund, please explain “other types of securities” as stated in the following sentence: “Certain Sub-Advisers use portfolio strategies that are designed to correlate with a portfolio of international equity securities, but which are composed of derivative instruments backed by other types of securities.”

Response:  “Other types of securities” include U.S. and foreign corporate and government fixed income securities.  The types of fixed income securities include mortgage-backed or other asset-backed securities, securities rated below investment grade (junk bonds) and repurchase or reverse repurchase agreements.

21.                                Comment:  Please include the ratings for junk bond investments for the Funds.

Response:  We have complied with your request.  In the “Investment Strategy” section for the Funds, each Fund that may invest in securities rated below investment grade (i.e., junk bonds), the disclosure now includes that junk bonds are securities rated below the fourth highest rating category by an NRSRO.

22.                                Comment:  Under the “Investment Strategy” section for the Screened World Equity Ex-US Fund, please explain “other types of securities” as stated in the following sentence: “Certain Sub-Advisers use portfolio strategies that are designed to correlate with a portfolio of international equity securities, but which are composed of derivative instruments backed by other types of securities.”

Response: “Other types of securities” include U.S. and foreign corporate and government fixed income securities.  The types of fixed income securities include mortgage-backed or other asset-backed securities, securities rated below the fourth highest rating category by an NRSRO (junk bonds) and repurchase or reverse repurchase agreements.

23.                                Comment:  Under the “Investment Strategy” section for the Screened World Equity Ex-US Fund, what is meant by “wide range” in the following sentence: “This portion of the Fund’s assets may be invested in a wide range of asset classes other than international equities”?

Response:  We have revised this sentence to read as follows: “This portion of the Fund’s assets may be invested in a wide range of asset classes other than international equities, including ETFs, derivatives and cash equivalents.”

24.                                Comment:  Under the “Fund Fees and Performance” section for the Screened World Equity Ex-US Fund, why does the Acquired Fund Fees and Expenses (“AFFE”) table show Total Annual Fund Operating Expenses including and excluding AFFE?

Response:  This disclosure has been included in the “Fund Fees and Performance” section for all of the Funds in the prospectus that have any acquired fund fees and expenses.

25.                                Comment:  Under the “Investment Strategy” section for the Global Equity Fund, please state in how many countries the Fund will make its investments.  The standard is four countries.

Response:  We have complied with this request. Accordingly, we have added the following sentence: “Under normal circumstances, the Fund will invest in at least four countries outside of the U.S., but will typically invest much more broadly.”

26.                                Comment:  The Enhanced LIBOR Opportunities Fund appears to have a commission recapture program.  Under the “Annual Fund Operating Expenses” section, please include the Total Annual Fund Operating Expenses after waiver and commission recapture.

Response:  The Enhanced LIBOR Opportunities Fund does not participate in the commission recapture program.  We have revised the disclosure to reflect that fact.

27.                                Comment:  Under the “Investment Strategy” section for the Core Fixed Income Fund, please identify the different types of maturities for the securities and whether there is a range of maturities.

Response:  This information can be found in the first paragraph of the “Investment Strategy” section.

28.                                Comment:  Under the “Investment Strategy” section for the Core Fixed Income Fund, please include “as listed with S&P or a similar ratings agency” in the sentence, “The Fund will invest primarily in investment grade securities (those rated AAA, AA, A and BBB-).”

Response:  We have complied with this request.

29.                                Comment:  For the Long Duration Fund and the Extended Duration Fund, is there an acceptable maturity requirement for the securities in which the Funds may invest?

Response:  The Long Duration Fund is expected to maintain a dollar-weighted average maturity between ten and thirteen years.  The Extended Duration Fund is expected to maintain a dollar-weighted average maturity between twenty-three and twenty-six years.

30.                                Comment:  Under the “Sub-Advisers and Portfolio Managers” section, please state the past five years of business experience for the portfolio managers and whether there is more information to add about these portfolio managers for the following Sub-Advisers: McKinley Capital Management, Inc., Acadian Asset Management LLC, Wellington Management Company, LLP and Western Asset Management Company.

Response:  We have complied with this request for McKinley Capital Management, Inc., Acadian Asset Management LLC, and Western Asset Management Company.  Wellington Management Company, LLP has reviewed their disclosure and believes they are in compliance with the requirements in Form N-1A.

31.                                Comment:  Under the “Sub-Advisers and Portfolio Managers” section, Delaware Management Company states that a team of investment professionals manages the portion of the Fund’s assets, but only includes one portfolio manager’s name.  As required on Form N-1A, please include the names and business experience of the five most involved portfolio managers of the Sub-Adviser.

Response:  Delaware Management Company has revised their disclosure to indicate only one portfolio manager of the High Yield Bond Fund.

STATEMENT OF ADDITIONAL INFORMATION

32.                                Comment:  Under item number 6 in the “Non-Fundamental Policies,” what is the difference between “illiquid” and “not readily marketable”?

Response: Not readily marketable securities are securities that are still liquid, but that are not readily tradable, such as securities that are tradable in a private marketplace.

33.                                Comment:  Please make sure that all information provided is as of May 31, 2008.

Response:   Most of the information is included as of May 31, 2008.  The information for the following sub-advisers is as of June 30, 2008 because these sub-advisers were recently hired, and per form N-1A requirements, the information should be included as of the most recent practicable date:  Artisan Partners Limited Partnership, Legg Mason Capital Management, Inc., Neuberger Berman Management Inc., Oppenheimer Capital LLC, Principal Global Investors, LLC and Wells Capital Management, Inc.

34.                                Comment:  Under the “Sub-Advisers” section, please make sure all of the information for Fuller and Thaler is provided.  Information on “ownership of fund shares,” “other accounts,” and “conflicts of interest” are missing.

Response:  All information for Fuller and Thaler has been removed.  They are no longer a sub-adviser for the Funds.

35.                                Comment:  In the “Portfolio Management” section, please note whether any performance-based fees are based on pre- or post-tax revenues and on what time-frame such performance is measured.

Response:  We have complied with this request.

36.                                Comment:  Under the Sub-Advisers section, for Integrity Asset Management, LLC, please confirm in the correspondence filing that none of the Funds’ performance is used to calculate the portfolio managers’ performance.  If so, please include more information about the structure.

Response:  None of the Funds’ performance is used to calculate the portfolio managers’ performance.

37.                                Comment:  In the “Portfolio Management” section, when the disclosure states that portfolio manager compensation is measured against a benchmark, please state the benchmark.

Response:  We have complied with this request for all Sub-Advisers except Lee Munder Investments, Ltd., who has chosen to keep the disclosure more general in the SAI.

38.                                Comment:  In the “Portfolio Management” section under Mazama, please expand on the meaning of “Performance based incentive compensation is based on… achieving specific annual excess return targets.”

Response:  We have complied with this request.

39.                                Comment: In the “Portfolio Management” section under Oppenheimer, what are the criteria for the variable bonus?

Response:  According to Oppenheimer, their annual bonus targets are set each year with consideration to the market competitiveness of each position.  Their disclosure has been revised accordingly.

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Sofia A. Rosala
Sofia A. Rosala